Exhibit 99.7

ECONOMIC OUTLOOK

Economic activity in Québec moderated in 2023. Real GDP is set to rise by 0.6% in 2023, following a 2.6% increase in 2022.

Persistent inflation and a prolonged rise in interest rates will dampen growth prospects for 2024. Real GDP growth is expected to be 0.7%.

In 2023, real GDP is projected to grow by 1.2% in Canada (+0.8% in March) and by 2.0% in the United States (+0.5%), following respective gains of 3.4% and 1.9% in 2022.

The employment level has remained relatively stable since the beginning of the year, and a gain of 100 900 jobs (+2.3%) is expected in 2023. Job creation is expected to continue to slow in 2024 (20 100 jobs, +0.4%).

The slower pace of job creation will cause the unemployment rate to rise slightly in 2024. As a result, the unemployment rate is projected to average 4.3% in 2023, before rising to 4.5% in 2024.

ECONOMIC OUTLOOK IN QUÉBEC (average annual percentage rate, unless otherwise indicated)
	2022	2023	2024
Real GDP	2.6	0.6	0.7
Exports in real terms	4.2	3.4	2.0
Consumer price index	6.7	4.6	2.7
Housing starts (thousands of units)	57.1	39.5	44.0
Job creation (thousands)	129.7	100.9	20.1
Unemployment rate (per cent)	4.3	4.3	4.5

Canadian financial markets (annual average percentage rate, unless otherwise indicated)
Overnight rate target	2.0	4.8	4.6
3-month Treasury bill	2.3	4.8	4.6
10-year bond	2.8	3.4	3.6
Canadian dollar (in U.S. cents)	76.6	74.4	75.9

QUEBEC'S BUDGETARY SITUATION

According to the Balanced Budget Act, the budgetary balance presents a deficit of $4.0 billion in 2023-2024 and will be balanced in 2027-2028. The financial framework includes a contingency reserve of $1.5 billion over five years.

Revenue amounts to $149.1 billion in 2023-2024, with growth of 3.3%. This will decrease to 2.0% in 2024-2025.

Expenditure amounts to $150.3 billion in 2023-2024, with growth of 2.0%. Growth will reach 1.6% in 2024-2025.

Financial framework, 2022-2023 to 2027-2028

(millions of dollars)

	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	AAGR(1)
Own-source revenue	115 562	117 554	122 123	126 240	131 634	135 472
% change(2)	5.4	1.7	3.9	3.4	4.3	2.9	3.2
Federal transfers	28 737	31 497	29 840	31 480	32 763	32 703
% change(3)	−1.5	9.6	−5.3	5.5	4.1	−0.2	2.6
Total revenue	144 299	149 051	151 963	157 720	164 397	168 175
% change	3.9	3.3	2.0	3.8	4.2	2.3	3.1
Portfolio expenditures	−137 309	−140 438	−142 663	−147 254	−151 747	−153 841
% change(4)	7.6	2.3	1.6	3.2	3.1	1.4	2.3
Debt service	−10 058	−9 867	−9 978	−9 998	−10 464	−11 055
% change(5)	16.4	−1.9	1.1	0.2	4.7	5.6	1.9
Total expenditure	−147 367	−150 305	−152 641	−157 252	−162 211	−164 896
% change	8.1	2.0	1.6	3.0	3.2	1.7	2.3
Contingency reserve	—	−500	—	—	−500	−500
SURPLUS (DEFICIT) FROM OPERATIONS	−3 068	−1 754	−678	468	1 686	2 779
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−3 082	−2 241	−2 304	−2 443	−2 652	−2 775
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−6 150	−3 995	−2 982	−1 975	−966	4
Use of the stabilization reserve	449	—	—	—	—	—
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−5 701	−3 995	−2 982	−1 975	−966	4

Note:	Totals may not add due to rounding.
(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.
(2)	The 1.7% growth in own-source revenue in 2023-2024 is mainly due to a one-time decrease in revenue from government enterprises, due, in particular, to low runoff affecting Hydro-Québec’s exports.
(3)	The significant increase in federal transfers in 2023-2024 is due, in particular, to the additional amounts for health care announced by the government in February 2023 (nearly $1.1 billion more in 2023-2024, including a non-recurring amount of $447 million), the change in the value of the special Québec abatement, and the housing agreement ($900 million over four years, including $225 million in 2023-2024). The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from the consideration of population data from the 2021 census. In addition, the −0.2% decrease in revenue from federal transfers in 2027-2028 is mainly due to the pace of completion of federally funded infrastructure projects.
(4)	In 2022-2023, growth is due, in particular, to the impact of the enhanced refundable senior assistance tax credit and subsidies for municipal infrastructure and social housing projects. Growth in 2023-2024 will make it possible to finance the anticipated increase in costs tied to the delivery of government services. In 2024-2025, however, growth will be mitigated by the final year of investments funded in 2023-2024 by the Gas Tax Program, the end of investments in Operation High Speed, the end of enhanced business assistance programs financed by the Labour Market Development Fund and the expiry of funding for certain government strategies in the Économie, Innovation et Énergie portfolio. Excluding non-recurring expenditures related to COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.2% in 2023-2024 and average annual growth in portfolio expenditures would be 3.1% over five years.
(5)	The −1.9% change in debt-servicing costs in 2023-2024 is mainly due to the non-recurrence of losses on the disposal of assets in the Sinking Fund for Government Borrowing in 2022-2023.

DEBT REDUCTION

As at March 31, 2024, Québec’s net debt will stand at $217.9 billion, or 37.9% of GDP. This is lower than the pre-pandemic level of 41.1% of GDP as at March 31, 2020. The government set itself the objective of reducing the net debt burden to 30% of GDP by 2037-2038.

In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.2 billion. They will increase gradually to reach $2.8 billion in 2027-2028 and nearly $5.0 billion in 2037-2038.

FINANCING

For 2023-2024, the financing program amounts to $21.9 billion, which is $7.6 billion less than what was forecast in the March 2023 budget. The financing program will amount to $29.0 billion in 2024-2025. For the three subsequent years, from 2025-2026 to 2027-2028, it will average $25.3 billion per year.

GOVERNMENT’S FINANCING PROGRAM, 2023-2024 TO 2027-2028

(millions of dollars)

	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
Net financial requirements	14 500	15 843	14 337	15 212	13 701
Repayment of borrowings(1)	13 647	16 687	16 819	13 637	12 741
Use of pre-financing	−2 233	—	—	—	—
Use of the Generations Fund to repay borrowings	−2 500	−2 500	—	—	—
Withdrawal from the Retirement Plans Sinking Fund	—	−1 000	−2 500	−3 500	−4 500
Withdrawal from the Accumulated Sick Leave Fund	−160	—	—	—	—
Increase in the outstanding of Québec Treasury bills	−2 000	—	—	—	—
Transactions under the credit policy(2)	665	—	—	—	—
TOTAL	21 919	29 030	28 656	25 349	21 942
Note:	A negative entry indicates a source of financing and a positive entry, a financial requirement.
(1)	Repayment of borrowings according to the data as at September 30, 2023.
(2)	Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives amounts following, in particular, movements in exchange rates. These amounts have no effect on the debt.

Thus far in 2023-2024, the government has contracted 39% of its borrowings on foreign markets, compared to an average of 27% for the last ten years:

– US$5 billion (CAD$6 702 million);

– CHF390 million (CAD$586 million).

To date, approximately 71% of the borrowings contracted in 2023-2024 had a maturity of ten years or more, while the average for the last ten years stood at 76%.

The average maturity of the debt was 12 years as at March 31, 2023.

CREDIT RATINGS

In 2023, all of the agencies confirmed Québec’s credit rating with a stable outlook.

Overall, the agencies emphasized that Québec had a strong and diversified economy, and that the government’s commitment to returning to a balanced budget demonstrated sound management of public finances. They also noted that the government’s commitment to reducing the debt burden was a positive element.

QuÉbec’s credit ratings

Credit rating agency	Credit rating	Outlook
Standard & Poor’s (S&P)	AA−	Stable
Moody’s	Aa2	Stable
Fitch Ratings	AA−	Stable
DBRS Morningstar	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable
China Chengxin International (CCXI)(1)	AAA	Stable
Note: Québec’s credit ratings as at October 20, 2023.
(1)	Credit rating for bond issues on the Chinese market.